Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Thousands)	Actual Year 10/06	Actual Year 10/05	Actual Year 10/04	Actual Year 10/03	Actual Year 10/02

Net income	$149,533	$471,847	$348,681	$257,380	$137,696
Add:
Federal and state income taxes	83,573	308,738	201,091	154,138	88,034
Interest expensed	111,944	89,721	75,042	63,658	60,371
Interest expensed mortgage and financing subsidiaries	7,767	5,801	2,765	2,487	2,337
Amortization of bond prepaid expenses	2,089	2,012	10,999	2,978	2,119
Amortization of bond discounts	1,039	715	571	514	441

Total Earnings	$355,945	$878,834	$639,149	$481,155	$290,998

Fixed Charges:
Interest incurred	$166,427	$102,930	$87,674	$66,332	$57,406
Interest incurred mortgage and financing subsidiaries	7,767	5,801	2,765	2,487	2,337
Amortization of bond prepaid expenses	2,089	2,012	10,999	2,978	2,119
Amortization of bond discounts	1,039	715	571	514	441

Total fixed charges	$177,322	$111,458	$102,009	$72,311	$62,303

Ratio of earnings to fixed charges	2.0	7.9	6.3	6.7	4.7

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars In Thousands)	Actual Year 10/06	Actual Year 10/05	Actual Year 10/04	Actual Year 10/03	Actual Year 10/02

Total earnings—above	$355,945	$878,834	$639,150	$481,155	$290,998

Total fixed charges—above	177,322	111,458	102,010	72,311	62,303
Preferred stock dividends (adjusted to pre-tax dollars)	16,641	4,563

Combined fixed charges and preferred stock dividends	$193,963	$116,021	$102,010	$72,311	$62,303

Ratio of earnings to combined fixed charges and preferred stock dividends	1.8	7.6	6.3	6.7	4.7